



Ford Motor Credit Company

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FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended June 30, 2007 and 2006

(in millions)

	Second Quarter		First Half	
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	
Financing revenue				
Operating leases	$ 1,554	$ 1,370	$ 3,049	$ 2,700
Retail	837	925	1,696	1,832
Interest supplements and other support costs earned from affiliated companies	1,125	806	2,192	1,582
Wholesale	552	642	1,092	1,241
Other	43	56	90	110
Total financing revenue	4,111	3,799	8,119	7,465
Depreciation on vehicles subject to operating leases	(1,450)	(1,264)	(2,925)	(2,445)
Interest expense	(2,166)	(1,907)	(4,315)	(3,700)
Net financing margin	495	628	879	1,320
Other revenue				
Investment and other income related to sales of receivables	102	190	211	373
Insurance premiums earned, net	43	51	87	102
Other income, net	42	113	418	135
Total financing margin and other revenue	682	982	1,595	1,930
Expenses				
Operating expenses	450	490	1,006	1,009
Provision for credit losses (Note 4)	82	(7)	128	(2)
Insurance expenses	38	64	55	106
Total expenses	570	547	1,189	1,113
Income from continuing operations before income taxes	112	435	406	817
Provision for income taxes	50	131	151	265
Income from continuing operations before minority interests	62	304	255	552
Minority interests in net income of subsidiaries	0	0	0	0
Net income	$ 62	$ 304	$ 255	$ 552

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	June 30, 2007	December 31, 2006
	(Unaudited)	
ASSETS		
Cash and cash equivalents (Note 1)	$ 14,446	$ 12,331
Marketable securities	2,877	10,161
Finance receivables, net (Note 2)	111,881	109,405
Net investment in operating leases (Note 3)	28,072	25,939
Retained interest in securitized assets	868	990
Notes and accounts receivable from affiliated companies	1,117	950
Derivative financial instruments (Note 8)	1,031	1,804
Other assets	5,169	5,752
Total assets	$ 165,461	$ 167,332
LIABILITIES AND SHAREHOLDER'S INTEREST/EQUITY		
Liabilities		
Accounts payable		
Customer deposits, dealer reserves and other	$ 1,715	$ 1,509
Affiliated companies	2,715	3,648
Total accounts payable	4,430	5,157
Debt (Note 6)	137,746	139,740
Deferred income taxes	6,205	6,783
Derivative financial instruments (Note 8)	756	296
Other liabilities and deferred income	3,942	3,588
Total liabilities	153,079	155,564
Minority interests in net assets of subsidiaries	3	3
Shareholder's interest/equity		
Capital stock and paid-in surplus	-	5,149
Shareholder's interest	5,149	-
Accumulated other comprehensive income	1,235	825
Retained earnings	5,995	5,791
Total shareholder's interest/equity	12,379	11,765
Total liabilities and shareholder's interest/equity	$ 165,461	$ 167,332

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended June 30, 2007 and 2006

(in millions)

	First Half	
	2007	**2006**
	(Unaudited)	
Cash flows from operating activities		
Net income	$ 255	$ 552
Adjustments to reconcile net income to net cash provided by operations		
Provision for credit losses	128	(2)
Depreciation and amortization	3,296	2,583
Net gain on sales of finance receivables	(5)	(54)
Net change in deferred income taxes	(538)	(190)
Net change in other assets	511	371
Net change in other liabilities	(321)	782
All other operating activities	605	670
Net cash provided by operating activities	3,931	4,712
Cash flows from investing activities		
Purchase of finance receivables (other than wholesale)	(17,786)	(20,944)
Collection of finance receivables (other than wholesale)	16,237	17,247
Purchase of operating lease vehicles	(8,408)	(8,562)
Liquidation of operating lease vehicles	4,058	3,313
Net change in wholesale receivables	(752)	668
Net change in retained interest in securitized assets	199	374
Net change in notes receivable from affiliated companies	(100)	226
Proceeds from sales of receivables and retained interests	697	2,947
Purchases of marketable securities	(3,797)	(8,692)
Proceeds from sales and maturities of marketable securities	11,171	8,947
Net change in derivatives	538	708
All other investing activities	33	(15)
Net cash provided by/(used in) investing activities	2,090	(3,783)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	16,838	23,565
Principal payments on long-term debt	(19,280)	(25,880)
Change in short-term debt, net	(1,415)	87
Cash dividends paid	-	(650)
All other financing activities	(51)	(68)
Net cash used in financing activities	(3,908)	(2,946)
Effect of exchange rate changes on cash and cash equivalents	2	229
Net change in cash and cash equivalents	2,115	(1,788)
Cash and cash equivalents, beginning of period	12,331	14,798
Cash and cash equivalents, end of period	$ 14,446	$ 13,010

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S INTEREST/EQUITY

(in millions)

	Capital Stock & Paid-in Surplus	Shareholder's Interest	Retained Earnings	Accumulated Other Comprehensive Income/(Loss) Unrealized Gain/(Loss) on Assets	Foreign Currency Translation	Derivative Instruments	Total
Balance at December 31, 2005	$ 5,142	$ -	$ 5,871	$ 155	$ 188	$ 48	$ 11,404
2006 comprehensive income/(loss) activity:							
Net income	-	-	552	-	-	-	552
Value of retained interest in securitized assets, net of tax	-	-	-	4	-	-	4
Change in marketable securities, net of tax	-	-	-	(12)	-	-	(12)
Foreign currency translation	-	-	-	-	373	-	373
Change in derivative instruments, net of tax	-	-	-	-	8	(21)	(13)
Total comprehensive income/(loss), net of tax	-	-	552	(8)	381	(21)	904
Cash dividends paid in 2006 and dividend transfer	-	-	(650)	-	-	-	(650)
Balance at June 30, 2006	$ 5,142	$ -	$ 5,773	$ 147	$ 569	$ 27	$ 11,658
Balance at December 31, 2006	$ 5,149	$ -	$ 5,791	$ 93	$ 720	$ 12	$ 11,765
Adjustment for the adoption of FIN 48	-	-	(51)	-	-	-	(51)
Conversion of capital stock and paid-in surplus to shareholder's interest	(5,149)	5,149	-	-	-	-	-
2007 comprehensive income/(loss) activity:							
Net income	-	-	255	-	-	-	255
Value of retained interest in securitized assets, net of tax	-	-	-	(2)	-	-	(2)
Change in marketable securities, net of tax	-	-	-	(29)	-	-	(29)
Foreign currency translation	-	-	-	-	449	-	449
Change in derivative instruments, net of tax	-	-	-	-	-	(8)	(8)
Total comprehensive income/(loss), net of tax	-	-	255	(31)	449	(8)	665
Cash dividends paid in 2007 and dividend transfer	-	-	-	-	-	-	-
Balance at June 30, 2007	$ -	$ 5,149	$ 5,995	$ 62	$ 1,169	$ 4	$ 12,379

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

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